SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 June, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Pat Molloy - Governor	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Pat Molloy	8.	State the nature of the transaction (A) Take up of Rights under Bank of Ireland Rights Issue (B) Sale of Nil Paid Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 926,837 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.044%
11.	Number of shares, debentures or financial instruments relating to shares disposed 824,162 Nil Paid Rights	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction (A) 926, 837 @ 55 Cent per Right (B)(i) 400,000 @ 20 Cent per Nil Paid Right (B)(ii) 424,162 @ 17.64 Cent per Nil Paid Right.	14.	Date and place of transaction (A) 8 June 2010, Dublin (B)(i) 3 June 2010, Dublin (B)(ii) 4 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 2,094,170 Units of Ordinary Stock - 0.1%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).
Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Dennis Holt - Deputy Governor	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Dennis Holt	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 24,426 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0012%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 40,710 Units of Ordinary Stock - 0.002%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Richie Boucher - Group Chief Executive	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

Executive Director named in 3 and his wife, Mrs. Sandra Boucher

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Executive Director named in 3 and his wife named in 4	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Richie Boucher - 73,605 Units. Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Richie Boucher - 9,152 Units Sandra Boucher - 60 Units	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Richie Boucher 49,654 Rights Sandra Boucher 36 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Richie Boucher 0.0024% Sandra Boucher 0.0000017%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 82,817 units of Ordinary Stock - 0.004%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:
17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3	Name of person discharging managerial responsibilities/director Des Crowley -Executive Director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Executive Director named in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Des Crowley - 139,981 Units Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Des Crowley, 1,922 Units Alibank Nominees - 187,500 Units	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired 195,679 Rights	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.009%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 329,403 Units of Ordinary Stock - 0.015%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3	Name of person discharging managerial responsibilities/director Denis Donovan -Executive Director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Executive Director named in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Denis Donovan - 456,415 Units Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Denis Donovan - 9,152 Units	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired 277,616 Rights	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.013%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 465,567 Units of Ordinary Stock - 0.022%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3	Name of person discharging managerial responsibilities/director John O'Donovan -Executive Director	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Executive Director named in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them John O'Donovan - 218,662 Units Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for John O'Donovan - 9,152 Units	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired 136,688 Rights	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0065%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 227,814 Units of Ordinary Stock - 0.01%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Tom Considine, Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Tom Considine	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 7,500 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0004%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 12,500 Units of Ordinary Stock -0.0006%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Paul Haran - Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Paul Haran - 1,017 Units Davycrest Nominees - 20,090 Units	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 12,664 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0006%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 21,107 Units of Ordinary Stock - 0.001%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 623 4710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification: 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).
Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Rose Hynes - Non-Executive Director	4.
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.
Non-Executive Director named in 3 and her husband Michael Walsh

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3 and her husband named in 4.	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Davycrest Nominees (Rose Hynes) - 31,250 Units Davycrest Nominees (Michael Walsh) - 31,250 Units	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired Rose Hynes - 18,750 Rights Michael Walsh - 18,750 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Rose Hynes - 0.0009% Michael Walsh - 0.0009%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 62,500 Units of Ordinary Stock - 0.003%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 623 4755
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Jerome Kennedy - Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Jerome Kennedy- 7,655 Units Davycrest Nominees -12,500 Units	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 12,093 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0006%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 20,155 Units of Ordinary Stock - 0.001%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 623 4710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director HeatherAnn McSharry - Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non -Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them HeatherAnn McSharry	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 17,031 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0008%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 28,385 Units of Ordinary Stock, 0.0014%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Patrick O'Sullivan - Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Strand Nominees Limited	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 15,000 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0007%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 25,000 Units of Ordinary Stock, 0.0012%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1.	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2.
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).
Notification relates to (iii) above and to the UK Disclosure Rule 3.1.4 R (1) (a) and (
iii)

3.	Name of person discharging managerial responsibilities/director Joe Walsh - Non-Executive Director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Non-Executive Director named in 3	6.	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7.	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Merrion Stockbrokers Nominee Ltd	8.	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9.	Number of shares, debentures or financial instruments relating to shares acquired 16,099 Rights	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0008%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 55 Cent per Right	14.	Date and place of transaction 8 June 2010, Dublin
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 26,832 Units of Ordinary Stock, 0.0013%	16.	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17.	Date of Grant	18.	Period during which or date on which it can be exercised.
19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)
21.	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22.	Total number of shares or over which options are held following notification
23.	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24.	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above

3	Name of person discharging managerial responsibilities/director Helen Nolan - Person discharging managerial responsibilities (PDMR)	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR named in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Helen Nolan - 45,557 Units Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Helen Nolan, 9,150 Units	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired 32,824 Rights	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0016%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 54,707 Units of Ordinary Stock - 0.0026%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above

3	Name of person discharging managerial responsibilities/director Ronan Murphy - Person discharging managerial responsibilities (PDMR)	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person. N/A
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR named in 3	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Ronan Murphy - 9,097 Units Davycrest Nominees - 166,767 Units	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired 105,518 Rights	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.005%
11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 175,864 Units of Ordinary Stock - 0.0084%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons
This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above

3	Name of person discharging managerial responsibilities/director Vincent Mulvey - Person discharging managerial responsibilities (PDMR)	4
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

PDMR named in 3 and his wife Majella Hillery

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR named in 3 and his wife named in 4.	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them 63,935 Units - Vincent Mulvey Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Vincent Mulvey - 9,152 Units 217 Units - Vincent Mulvey and Dr Majella Hillery	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired Vincent Mulvey - 43,852 Rights Vincent & Dr Majella Hillery - 130 Rights	10
Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0021% - Vincent Mulvey

0.0000062% - Vincent Mulvey and Majella Hillery

11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 73,304 Units of Ordinary Stock - 0.004%	16	Date issuer informed of transaction 8 June 2010
If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

Notification of Transactions of
Directors/Persons Discharging
Managerial Responsibility and
Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1)        An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)        An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)        An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)        An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters.

1	Name of the Issuer The Governor and Company of the Bank of Ireland " Bank of Ireland"	2
State whether the notification relates to:

(i)   a transaction notified in accordance with Market Abuse Rules;

(ii)   a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii)  both (i) and (ii).

Notification relates to (i) above

3	Name of person discharging managerial responsibilities/director Liam McLoughlin - Person discharging managerial responsibilities (PDMR)	4
State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person.

PDMR named in 3 and his wife Susan McLoughlin.

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR named in 3 and his wife named in 4.	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Units of Ordinary Stock of €0.10
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them Liam McLoughlin - 2,882 Units Trustees of the Bank of Ireland Staff Stock Issue Scheme on trust for Liam McLoughlin - 9,147 Units Goodbody Stockbrokers Nominee - 6,000 Units (on behalf of Susan McLoughlin)	8	State the nature of the transaction Take up of Rights under Bank of Ireland Rights Issue
9	Number of shares, debentures or financial instruments relating to shares acquired Liam McLoughlin - 7,217 Rights Goodbody Stockbrokers Nominee (Susan McLoughlin) - 6,000 Rights	10
Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
Liam McLoughlin -0.0003%
Goodbody Stockbrokers Nominee (Susan McLoughlin)- 0.0003%

11	Number of shares, debentures or financial instruments relating to shares disposed N/A	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13	Price per share or value of transaction 55 Cent per Right	14	Date and place of transaction 8 June 2010, Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 18,029 Units of Ordinary Stock - 0.0009%	16	Date issuer informed of transaction 8 June 2010

If a person, discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of Grant	18	Period during which or date on which it can be exercised.
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or over which options are held following notification
23	Any additional information Percentages calculated on current issued share capital of 2,090,976,199 Units.	24	Name of contact and telephone number for queries Helen Nolan, Group Secretary +353 76 6234710
Name and signature of duly designated officer of issuer responsible for making notification Helen Nolan, Group Secretary Date of notification : 9 June 2010

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  09 June, 2010